SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              ENVIROKARE TECH, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   29404N-209
                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 27, 2002
             (Date of Event which Requires Filing of This Statement)

CUSIP NO. 29404N-209                SCHEDULE 13D                     Page 2 of 4
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                    Steve Pappas
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

                                                                              00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             USA
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                  7     SOLE VOTING POWER

                                                                       7,942,400
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY                                                                  0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                                              7,942,400
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                                                               0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Common Stock                                                     5,167,400
      Warrants to acquire common stock                                 2,775,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           25.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                                                              IN
--------------------------------------------------------------------------------

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CUSIP No. 29404N-209                                                 Page 3 of 4

Steve Pappas

      The Statement on Schedule 13D, dated March 14, 2001, initially filed by the undersigned, STEVE PAPPAS, as amended by Amendment No. 1, dated June 11, 2001, Amendment No. 2, dated November 9, 2001, Amendment No. 3, dated November 15, 2001, and Amendment No. 4, dated April 3, 2002 (as so amended, the "Schedule 13D"), is hereby further amended by this Amendment No. 5, dated June 27, 2002, to reflect certain changes in the information previously filed by Mr. Pappas relating to the outstanding Common Stock, par value $.001 per share (the "Common Stock"), of Envirokare Tech, Inc. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the
Schedule 13D.

      NOTE: The percentage ownership calculations in this Amendment No. 5 are based on 28,056,144 shares of the Issuer's Common Stock outstanding at June 30, 2002.

Item 2. Identity and Background

      Item 2(a) is hereby amended and restated to read in its entirety as follows:

      (a) Name:

            This Statement is filed by Steve Pappas (the "Reporting Person"), as the direct beneficial owner of 7,692,400 shares of Common Stock of the Issuer and indirect beneficial owner of 250,000 shares of Common Stock of the Issuer owned by his wife, as to which the Reporting Person disclaims beneficial ownership.

Item 5. Interest in Securities of the Issuer

      Item 5(a), 5(b) and 5(c) are hereby amended and restated to read in their entirety as follows:

      (a)  Aggregate number of securities   7,942,400 shares of Common Stock*
      Percentage of class of securities:    25.8%

      * NOTE: Reporting Person has direct beneficial ownership of 4,917,400 shares of Common Stock and immediately exercisable warrants to purchase 2,775,000 shares of Common Stock. The Reporting Person has indirect beneficial ownership of 250,000 shares of Common Stock owned by his wife, as to which the Reporting Person disclaims beneficial ownership. This
      Schedule 13D does not include 6,000,000 shares of Common Stock and 200,000 units (each consisting of one share of Common Stock and one warrant to purchase one share of Common Stock) owned by adult children not residing with the Reporting Person. The Reporting Person disclaims beneficial ownership as to such securities.

CUSIP No. 29404N-209                                                 Page 4 of 4

      (b)   Sole voting power:               7,942,400
            Shared voting power:                     0
            Sole dispositive power:          7,942,400
            Shared dispositive power:                0

      (c) On June 27, 2002, the Reporting Person purchased 500,000 Units of the Issuer for a purchase price of $0.10 per Unit, or an aggregate purchase price of $50,000. Each Unit consists of one share of the Issuer's Common Stock and one warrant, exercisable at any time until June 27, 2004, to purchase one share of Common Stock at an exercise price of $0.25 per share. The transaction was effected in a private placement exempt from registration under the Securities Act of 1933.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 27, 2002                         /s/ Steve Pappas
                                            ------------------------------------
                                                Steve Pappas